EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratio)

	For the years ended December 31,
	2006		2005		2004		2003		2002

Income before income taxes	$320,496	(1)	$361,806	(2)(3)	$375,199		$310,449	(4)	$203,051	(5)
Add fixed charges:
Interest expense	162,069		125,765		65,821		64,434		52,811
Amortization of debt expense	8,214		4,800		4,600		4,200		4,000
Interest expense-special items	—		35,045	(3)	—		12,666	(4)	—
Interest portion of rent expense	23,595		19,600		16,000		12,500		10,600

Adjusted income	$514,374		$547,016		$461,620		$404,249		$270,462

Fixed charges:
Interest expense	$162,069		$125,765		$65,821		$64,434		$52,811
Amortization of debt expense	8,214		4,800		4,600		4,200		4,000
Interest expense-special items	—		35,045	(3)	—		12,666	(4)	—
Interest portion of rent expense	23,595		19,600		16,000		12,500		10,600

Fixed charges	$193,878		$185,210		$86,421		$93,800		$67,411

Ratio of earnings to fixed charges(6)	2.7	x	3.0	x	5.3	x	4.3	x	4.0	x

(1)

Income before income taxes includes a special charge of $29,562 for restructuring and other related charges and a $6,132 special charge associated with retention payments for certain Neighborcare, Inc. employees as required under the acquisition agreement. Please see the “Restructuring and Other Related Charges” note of the Notes to the Consolidated Financial Statements for further discussion. Also included in income before income taxes is $125,128 and $33,726 for special charges relating to litigation charges and Heartland matters, respectively. Please see the “Commitments and Contingencies” note of the Notes to Consolidated Financial Statements for further discussion.

(2)

Income before income taxes includes a special charge of $18,779 for restructuring and other related charges. Please see the “Restructuring and Other Related Charges” note of Notes to Consolidated Financial Statements for further discussion.

(3)

Interest expense includes a special charge of $32,502 before taxes in connection with the debt extinguishment and new debt issuance costs in connection with the financing arrangement undertaken to provide interim and final funding for the NeighborCare, Inc., RxCrossroads, L.L.C. and excelleRx, Inc. transactions, and the repurchase of approximately 98% of the 8.125% senior subordinated notes, due 2011. In addition to the aforementioned items, interest expense also includes a special charge of $2,543 before taxes in connection with estimated interest associated with the settlement of litigation relating to certain contractual issues with two vendors.

(4)

Interest expense includes a special charge of $12,666 before taxes in connection with the call premium and the write-off of unamortized debt issuance costs relating to the Company’s redemption of its 5.0% convertible subordinated debentures.

(5)	Income before income taxes includes a special charge of $23,195 for restructuring and other related charges.

(6)

The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.